TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

03 OCT 21 AM 7:21

File No. 82-34658
October 10, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03032835

SUPPL

Daido Life Insurance Company - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated October 8, 2003 and entitled "Establishment of T&D Holdings, Inc."; and

2. Press release dated October 8, 2003 and entitled "Management Changes".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

H. Shibata

Hironori Shibata

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Enclosure

dlw 10/27

This press release relates to a proposed Japanese statutory share transfer (the "Share Transfer") to be effected under Japanese law whereby Taiyo Life Insurance Company ("Taiyo") and Daido Life Insurance Company ("Daido"), both joint stock corporations organized under the laws of Japan, will become wholly-owned subsidiaries of a newly-formed Japanese corporation (the "Holding Company"). The Share Transfer, information to be distributed in connection with the Share Transfer and the related shareholder vote are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included therein, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Share Transfer, since Taiyo and Daido are, and the Holding Company will be, located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue Taiyo, Daido, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel Taiyo, Daido, the Holding Company or any of their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Taiyo, Daido or the Holding Company may purchase securities otherwise than under the Share Transfer, such as in open market or privately negotiated purchases.

October 8, 2003
Taiyo Life Insurance Company
(Security Code No.: 8796)
Daido Life Insurance Company
(Security Code No.: 8799)

To whom it may concern

Establishment of "T&D Holdings, Inc."

Taiyo Life Insurance Company (Taiyo Life; Masahiro Yoshiike: Representative Director and President), Daido Life Insurance Company (Daido Life; Naoteru Miyato: Representative Director and President), and T&D Financial Life Insurance Company (T&D Financial; Osamu Mizuyama: Representative Director and President) agreed to the following terms in respect of the establishment of their Joint Holding Company, "T&D Holdings, Inc.", (collectively, the "Three Companies") subject to approval by shareholders and appropriate authorities.

1. Overview of Holding Company

(1) Name of Holding Company

T&D Holdings, Inc.

(2) Business Objectives

Management of the Group and its subsidiaries and all duties incidental to that role.

(3) Location of Headquarters

2-7-9 Nihonbashi, Chuo-ku, Tokyo.

(4) Chairman and President

Representative Director and Chairman:

Masahiro Yoshiike (currently Representative Director and President of Taiyo Life)

Representative Director and President:

Naoteru Miyato (currently Representative Director and President of Daido Life)

(5) Date of Establishment

April 1, 2004.

(6) Initial Capitalization

100 billion yen.

(7) Stock Transfer Ratios:

Under the above arrangement, 100 shares of T&D Holdings will be allotted to per 1 share of Daido Life, and 55 shares of T&D Holdings will be allotted to per 1 share of Taiyo Life, and 15 shares of T&D Holdings will be allotted to per 1 share of T&D Financial Life. Based on the stock transfer, the total number of shares to be issued by T&D Holdings will be 241.5 million.

In addition, the holding company has adopted the *Tangen* or unitary share system, with one unit of share comprising 50 shares.

Taiyo Life and Daido Life have been advised by JP Morgan and Nomura Securities Co., respectively, that in their opinion, this agreed stock transfer ratio is fair from a financial point of view.

(8) Share Transfer Distribution

T&D Holdings will pay a share transfer distribution, within three (3) months from the time when share transfer is to be performed to the shareholders or registered pledgees whose names are stated in the final shareholders' registers of Taiyo Life and Daido Life on the day previous to the time when share transfer is to be performed, instead of the respective term-end dividends (provided, in accordance with the asset and debt status of Taiyo Life and Daido Life, changes in the economic situation and other circumstances, upon consultations with Taiyo Life, Daido Life, T&D Financial Life and T&D Holdings, the amount of share transfer distribution may be changed, or it is also possible that make payment will not be made due to such consultations).

Shares of Taiyo Life: 1,500 yen per share

Shares of Daido Life: 3,000 yen per share

(9) Stock Exchange for Listing

Tokyo Stock Exchange and Osaka Securities Exchange.

With the establishment of T&D Holdings, stocks in Taiyo Life and Daido Life will no longer be listed on any stock exchange.

(10) Auditor

Shin Nihon & Co.

(11) Transfer Agent

UFJ Trust Bank Limited

(12) Management Structure

a. Directors and Auditors (informally appointed)

Director's Post	Name	Current Post
Representative Director and Chairman	Masahiro Yoshiike	Representative Director and President of Taiyo Life
Representative Director and President	Naoteru Miyato	Representative Director and President of Daido Life
Senior Managing Director	Muneo Takeuchi	Senior Managing Director of Daido Life
Senior Managing Director	Kunio Ikeda	Representative Director and Senior Managing Director of Taiyo Life
Managing Director	Osamu Koyama	Managing Director of Daido Life
Managing Director	Kenji Nakagome	Managing Director of Taiyo Life
Director	Sounosuke Usui	Director of Daido Life and Representative Director and President of T&D Asset Management Co., Ltd.
Director	Shigeru Kobori	Chairman of Japan Legal Aid Association, attorney at law
Corporate Auditor	Kiyoshi Matsushige	Standing corporate auditor of Taiyo Life
Corporate Auditor	Yoichi Kinoshita	General Manager of Public Relations Department of Daido Life
Corporate Auditor	Minoru Suzuki	Corporate Auditor at Mitsui & Co.
Corporate Auditor	Masanao Iechika	Corporate Auditor at Daido Life, attorney at law

Reference: See Attachment 1 for biographies of the abovementioned informally appointed directors and statutory auditors

b. Organization

To implement Group-wide business planning and management, a Management Planning Department, Management Control Department, and General Affairs Department will be set up to handle staff functions, while a Risk Control Department and Business Auditing Department will be set up to handle

risk management-related functions.

Reference: See Attachment 2 for information about the organization of the Holding Company

2. Management Integration Objectives

In order to achieve the following objectives, management integration is to be performed in a form in which Taiyo Life, Daido Life and T&D Financial Life ("Three Companies") coexist under the holding company. The objectives of management integration are:

(1) to emphasize as fully as possible the strengths and special expertise in the business models of the Three Companies and ensure the reinforcement of their life insurance businesses; and

(2) to make management more efficient and facilitate intensive strategic investment through the concentration of Group management resources, thus ensuring continuous growth and expansion of profits.

Reference: See Attachment 3 for information about the core strategy of the Holding Company

3. Schedule of the establishment of the Joint Holding Company

Date	Agenda
October 24, 2003 (Fri.)	Record date for extraordinary meetings of shareholders
December 18, 2003 (Thurs.)	Extraordinary meetings of shareholders
February 9, 2004 (Mon.)	Publication of submission of share certificates
February 10, 2004 (Tues.)	Commencement of handling of submitted share certificates
March 26, 2004 (Fri.)	Delisting of shares
March 31, 2004 (Wed.)	End of period for submission of share certificates
April 1, 2004 (Thurs.)	Date for share transfer
April 1, 2004 (Thurs.)	Date for listing and registration of holding company's establishment (share transfer date)
Late in May, 2004	Distribution of new share certificates

4. Business Targets and Synergy Effects

(1) Business Targets

T&D Holdings aims to focus on its core business through the efficient utilization of its management resources and achieve its business targets for FY 2006 and FY 2008, as set forth below, by capitalizing on the benefits of integration at an early date.

In addition to emphasizing the enhancement of embedded value, one of the indicators of the corporate value of life insurance companies, T&D Holdings will maintain its solvency ratio at an appropriate level from the perspective of policyholder protection, and strive to build a strong financial base.

(Business Targets)

(Unit: 1 billion yen)

Item	FY 2002 Performance*1	FY 2006 Targets	FY 2008 Targets
Amount of new policies *1	7,316.4	9,500.0+	10,000.0+
Amount of policies in force *1	57,925.4	65,000.0+	70,000.0+
Base profit	114.2	120.0+	160.0+
Net income	9.8	35.0+	60.0+
ROE *2	2.9%	8.0%+	12.0%+

Notes

- The above values are based on the simple addition of the non-consolidated data of the each of the Three Companies.
- The values for stock prices, foreign exchange rates, interest rates and other such items used in the projections are those as of June 30, 2003.

*1. Individual life insurance and annuities

*2. ROE = net income/[(shareholders' equity at the beginning of the fiscal year + shareholders' equity at fiscal year end)/2]

Reference: See Attachment 4 for data for each company.

(2) Synergy Effect

The Three Companies have been working for some time on improving their management efficiency, and through this holding group organization expect to increase efficiency further through the synergies to be gained from this action. The integration of back office and similar functions, centering on human resources management and systems-related matters, in the holding company, is projected to produce cumulative total cost reductions from FY 2003 to FY 2008 in excess of 21.0 billion yen are projected.

T&D Holdings also aims to optimize the synergy effect of the advance specialized expertise, know-how and services of the Three Companies. (Further information will be disclosed when the specific plans have been finalized.)

Please contact the following concerning this matter:

Taiyo Life Insurance Company
Shuichi Nagamine, Public Relations Division
TEL: 03-3231-8634
Daido Life Insurance Company
Hidehiko Kakimoto, Public Relations Department (Tokyo)
TEL: 03-3281-1148
Shuji Ichimura, Public Relations Department (Osaka)
TEL: 06-6447-6258
T&D Financial Life Insurance Company
Takayuki Ito, Public Relations Division
TEL: 03-3593-8100

Candidates for Director Positions (Informally appointed)

Name: Masahiro Yoshiike (born: March 23, 1940)

March 1963	graduated from Keio University, Law Dept.
April 1963	entered The Taiyo Mutual Life Insurance Company
July 1990	Director of Company
April 1991	Managing Director of Company
July 1995	Representative Director and President of Company
April 2003	Representative Director and President of Taiyo Life (present)

Name: Naoteru Miyato (born: May 20, 1943)

March 1967	graduated from Keio University, Law Dept.
April 1967	entered Daido Mutual Life Insurance Company
July 1994	Director of Company
March 1996	Managing Director of Company
March 1999	Senior Managing Director of Company
July 1999	Representative Director and President of Company
April 2002	Representative Director and President of Daido Life (present)

Name: Muneo Takeuchi (born: June 7, 1945)

March 1970	graduated from Waseda University, No. 1 Law Dept.
April 1970	entered Daido Mutual Life Insurance Company
July 1996	Director of Company
March 1999	Managing Director of Company
March 2001	Senior Managing Director of Company
April 2002	Senior Managing Director of Daido Life (present)

Name: Kunio Ikeda (born: July 9, 1950)

March 1973	graduated from Nagoya University, Science Dept.
April 1973	entered The Taiyo Mutual Life Insurance Company
July 1997	Director of Company
April 1999	Managing Director of Company
April 2003	Managing Director of Taiyo Life
June 2003	Representative Director and Senior Managing Director of Taiyo Life (present)

Name: Osamu Koyama (born: November 30, 1947)

March 1972	graduated from Kyoto University, Science Dept.
April 1972	entered Daido Mutual Life Insurance Company
July 1998	Director of Company
March 2001	Managing Director of Company
April 2002	Managing Director of Daido Life (present)

Name: Kenji Nakagome (born: January 25, 1954)

March1976	graduated from Yokohama City University, Commerce Dept.
April 1976	entered The Taiyo Mutual Life Insurance Company
July 2001	Director of Company
April 2003	Director of Taiyo Life
June 2003	Managing Director of Taiyo Life (present)

Name: Sounosuke Usui (born: November 15, 1953)

March 1976	graduated from Waseda University, Commerce Dept.
April 1976	entered Daido Mutual Life Insurance Company
July 2000	Director of Company
April 2002	Director of Daido Life (present)
	(concurrently Representative Director and President of T&D Asset Management Co., Ltd.)

Name: Shigeru Kobori (born: February 8, 1931)

March 1956	graduated from Tokyo University, Law Dept.
April 1960	admitted to the bar
April 1991	Chairman of the Tokyo Bar Association
April 1998	Chairman of the Japan Federation of Bar Associations
April 2000	Chairman of the Sogo Department Store Management Responsibility Investigative Committee
April 2003	Chairman of Japan Legal Aid Association

Candidates for Corporate Auditor Positions (Informally appointed)

Name: Kiyoshi Matsushige (born: March 21, 1943)

March 1965	graduated from Okayama University, Law Dept.
April 1965	entered The Taiyo Mutual Life Insurance Company
July 1996	Director of Company
April 1998	Managing Director of Company
July 2001	Standing Corporate Auditor of Company
April 2003	Standing Corporate Auditor of Taiyo Life (present)

Name: Yoichi Kinoshita (born: September 19, 1948)

March 1972	graduated from Kwansei Gakuin University, Economics Dept.
April 1972	entered Daido Mutual Life Insurance Company
March 1996	General Manager of Investment Administration Department of Company
March 1997	General Manager of Loans and Fixed Income Department of Company
April 2002	General Manager of Loans and Fixed Income Department of Company of Daido Life
April 2003	General Manager of Public Relations Department of Daido Life (present)

Name: Minoru Suzuki (born: March 14, 1932)

March 1953	graduated from Tokyo University, Economics Dept.
June 1982	Director of Mitsui Bank
October 1987	Representative Director of Bank
April 1990	Senior Managing Director of Taiyo Kobe Mitsui Bank
April 1991	Representative Director and Deputy President of Bank
April 1994	Representative Director and President of Sakura Securities Co., Ltd.
June 1998	Corporate Auditor of Mitsui & Co. (present)

Name: Masanao Iechika (born: July 18, 1933)

March 1960	graduated from Osaka City University, Masters of Law.
April 1962	admitted to bar
April 1996	Vice President of Osaka Bar Association
July 2000	Corporate Auditor of Daido Mutual Life Insurance Company
April 2002	Corporate Auditor of Daido Life (present)

Note: Messrs Suzuki and Iechika are external auditors in accordance with the provisions of Article 18 (1) of the Law Concerning Exceptions to the Commercial Code Concerning Audits of Joint Stock Companies, Etc.

Organizational Structure of T&D Holdings, Inc.


Shareholders Meeting
T&D Holdings
Board of Directors
Board of Corporate Auditors
Chairman
President
Management Planning Department
Management Control Department
General Affairs Department
Risk Control Department
Business Auditing Department
・business planning
・new businesses planning
・subsidiaries manage-ment and control
・accounting and budget
・financial strategy
・capital strategy
・IR
・ratings
・general affairs and administrative affairs
・secretariat
・Secretariat for Board of Directors and Board of Auditors
・stock administration
・shareholders' meetings
・PR and corporate brand
・personnel
・group risk control
・legal affairs, compliance
・inspections and auditing
Taiyo Life
Daido Life
T&D Financial Life
Other Group Companies

Core Strategy

1. Core Strategy

1. to achieve the growth and expansion of the Group's core business, the life insurance business, through the further reinforcement of the individual strengths of Taiyo Life, Daido Life and T&D Financial Life, all three of which have independent product strategies and sales strategies, within the holding company;
2. to enhance Group corporate value through strategic reallocation of group management resources to fields with high growth capability and profitability;
3. to realize greater efficiency and the provision of high quality services through the integration of such common group infrastructures as back office services and systems;
4. to create stronger relationships of trust with customers by constructing a sounder financial basis through appropriate profit control and risk management; and
5. to grow the Group over the mid- and long-term by expanding life insurance business and entering into new business areas through alliances and M&A.

2. Market-specific Business Strategies for the Life Insurance Business

(1) The household market (Taiyo Life)

To enhance and strengthen our ability to provide products and services that meet the protection needs of our customers, centered on medical care insurance, nursing-care insurance, and optimize the leverage provided by our customer base in the household market.

a. develop products and services designed to meet the diverse needs of household customers;

b. enhance the training framework for sales personnel to ensure their ability to provide high- quality consulting services; and

c. enhance customer service capability by expanding call centers, providing a wide range of card services and other measures.

(2) The small and medium-sized enterprise market (Daido Life)

To develop and provide products and services that are well-tailored to corporate protection needs of small and medium-sized businesses.

a. strengthen the product promotion system through tie-ups with SME-related organizations;

b. improve the productivity of distribution channels through the creation of a systematic training framework for sales representatives, and strengthen support systems for sales agents including an extensive training and online sales support system; and

c. develop products and services to further solidify competitive edge in the small and medium-sized enterprise market.

(3) Individual variable annuities market (T&D Financial Life)

To strive for the top brand position in the market for individual variable annuities by providing products and services that accommodate customers' medium- and long-term asset formation needs and the risks associated with the aging of society.

a. recognize banking and securities channels as new earnings streams, and aggressively expand into this market;

b. foster improved agency productivity;

c. offer a set of competitive products and services that meet the medium- and long-term asset formation needs of customers; and

d. construct an efficient business operation system.

Profile of the Three Companies (Fiscal Year 2002)

Trade name	Taiyo Life Insurance Company	Daido Life Insurance Company	T&D Financial Life Insurance Company	Total of the Three Companies [7]
Foundation date	May 1893	July 1902	April 1895	–
Address of Head Office	2-11-2 Nihonbashi, Chuo-ku, Tokyo	1-2-1 Edobori, Nishi-ku, Osaka	1-5-2 Uchisaiwaicho, Chiyoda-ku, Tokyo	–
Representative	Masahiro Yoshiike	Naoteru Miyato	Osamu Mizuyama	–
Capital (1)	37.5 billion yen	75.0 billion yen	20.0 billion yen	132.5 billion yen
Outstanding Shares (1)	1.5 million shares	1.5 million shares	0.6 million shares	–
Shareholders' equity (1)	116.3 billion yen	175.8 billion yen	24.3 billion yen	316.6 billion yen
No. of employees	13,461	8,316	1,440	23,217
Administrative personnel	2,909	3,122	500	6,531
Sales representatives	8,808	5,194	940	14,942
Collectors	1,744	–	–	1,744
No. of branches (as of April 1, 2003)	145	103	74	–
Main shareholders and shareholding ratio (1)	UFJ Bank Limited 5.0% Sumitomo Mitsui Banking Corporation 5.0% UFJ Trust Bank Limited 3.5% Komatsu Ltd. 3.2% NIPPONKOA Insurance Company Limited 2.9%	UFJ Bank Limted 5.0% The Master Trust Bank of Japan Ltd. (Trust Account) 3.7% UFJ Trust Bank Limited 3.5% Resona Bank, Ltd. 2.6% Japan Trustee Services (Trust Account) 2.6%	Taiyo Life Insurance Company 50.0% Daido Life Insurance Company 50.0%	–

1. Sales results

Amt of policies in force (2)	15,268.6 billion yen	39,342.6 billion yen	3,314.2 billion yen	57,925.5 billion yen
Amt of new policies (3)	2,175.4 billion yen	4,673.5 billion yen	467.5 billion yen	7,316.5 billion yen
No. of policies in force (4)	5,774,000 policies	2,142,000 policies	445,000 policies	8,362,000 policies

2. Income information (non-consolidated)

Income from insurance premiums	887.9 billion yen	989.4 billion yen	127.4 billion yen	2,004.7 billion yen
Ordinary revenue	1,385.2 billion yen	1,182.1 billion yen	135.5 billion yen	2,702.9 billion yen
Ordinary profit	23.0 billion yen	46.0 billion yen	(4.4) billion yen	64.6 billion yen
Net income	4.8 billion yen	11.4 billion yen	(6.4) billion yen	9.8 billion yen
Base profit	28.7 billion yen	88.7 billion yen	(3.2) billion yen	114.2 billion yen

3. Financial indicators and asset information (non-consolidated)

Total assets	6,528 billion yen	6,007.1 billion yen	613.6 billion yen	13,148.9 billion yen
Embedded value	182.4 billion yen	432.0 billion yen	–	–
Solvency margin ratio	681.5 %	860.2 %	1,031.9 %	–
Net income per share (5)	3,192 yen	7,590 yen	(15,629) yen	–
Shareholders' equity per share (5)	77,557 yen	117,216 yen	40,577 yen	–
Dividend per share (6)	1,500 yen	3,000 yen	–	–

4. Financial strength rating (as of September 30, 2003)

Standard & Poor's	A	A+	–	–
Rating and Investment Information, Inc.	A	AA-	A	–
Japan Credit Rating Agency, Ltd.	A	AA-	A	–

Notes:

1. As Taiyo Life was a mutual company until March 31, 2003, the values for capital, outstanding shares, and shareholders' equity are the values as of April 1, 2003 when the company was demutualized and became a joint stock company. The data for main shareholders and shareholding ratio is the information as of April 16, 2003.
2. Total of individual insurance and individual annuities.
3. Total of individual insurance and individual annuities. (including net increase from policy conversions).
4. Total of increase in numbers of individual insurance and individual annuities.
5. As Taiyo Life was a mutual company until March 31, 2003, the values for income per share and shareholders' equity per share are values that have been projected on the assumption that the company was a joint stock company at the relevant time.
6. As Taiyo Life was a mutual company until March 31, 2003, the anticipated annual dividend amount for FY 2003 has been inserted.
7. Simple sum of the non-consolidated data of the Three Companies.

October 8, 2003
Daido Life Insurance Company
Security Code: 8799

Management Changes

At the meeting held on October 8, 2003, the Board of Directors of Daido Life Insurance Company passed a resolution approving management changes as follows.

1. Change of President (Effective April 1, 2004)

Name	New Position	Current Position
Naoteru Miyato	-Director -will concurrently serve as Representative Director and President of T&D Holdings, Inc.	Representative Director and President
Haruo Kuramochi	Representative Director and President	Managing Director

Mr. Miyato will become president of T&D Holdings, Inc. which will be set up in April 2004. In order to devote himself to the management of T&D Holdings, Inc., Mr. Miyato will become director of Daido Life effective April 1, 2004.

2. Changes of Directors (Effective April 1, 2004)

Name	New Position	Current Position
Muneo Takeuchi	-Director -will concurrently serve as Senior Managing Director of T&D Holdings, Inc.	Senior Managing Director
Osamu Koyama	-Managing Director -will concurrently serve as Managing Director of T&D Holdings, Inc.	Managing Director
Sounosuke Usui	-Director -will concurrently serve as Director of T&D Holdings, Inc.	Director

3. Reason for Changes

The above changes were resolved at the board meeting in anticipation of April 1, 2004 when Daido Life will become a subsidiary of T&D Holdings, Inc.

Biography

Name:	Naoteru Miyato
Date of Birth :	May 20, 1943

Personal History:

March 1967	graduated from Keio University, Law Dept.
April 1967	entered Daido Mutual Life Insurance Company
March 1992	General Manager of Research Department of Company
March 1994	General Manager of General Marketing Department of Company
July 1994	Director of Company
March 1996	Managing Director of Company
March 1999	Senior Managing Director of Company
July 1999	Representative Director and President of Company
April 2004	Director of Company

Biography

Name:	Haruo Kuramochi
Date of Birth :	June 11, 1949

Personal History:

March 1973	graduated from Osaka City University, Commerce Dept.
April 1973	entered Daido Mutual Life Insurance Company
July 1995	General Manager of Marketing Planning Department of Company
March 1998	General Manager of General Marketing Department of Company
July 1998	Director of Company
March 2001	Managing Director of Company
April 2004	Representative Director and President of Company